Exhibit 4.7

September 25, 2014

Così, Inc.

294 Washington Street, Suite 510

Boston, MA 02108

Re: Così, Inc. - Rights Offer

This Letter of Agreement (“Agreement”) sets forth the terms and conditions of the engagement of AST Phoenix Advisors (“Phoenix Advisors”), a division of American Stock Transfer & Trust Company, LLC, as information agent by Così, Inc. (“COSÌ”) in connection with the rights offer for its common stock (the “Offer”).

Services: Phoenix Advisors shall perform the following services:

a)	Review the documents and make recommendations where appropriate;

b)	Devise and implement the most efficient strategy for both “street-name” and registered shareholders and recommend the specific tactics necessary to maximize participation;

c)	Provide a toll-free number for shareholder queries and a direct line for any questions from banks and brokers;

d)	Notify banks, brokers and agents of the offering through direct contact or e-mail, while performing follow-up communication where necessary with those firms which do not respond to the initial notice;

e)	Follow up with banks and brokers (including Broadridge) to confirm receipt of all material and make certain that all material has been forwarded in a timely manner;

f)	Commence a telephone solicitation campaign from selected unsubscribed registered and “street-name” retail holders, if mutually agreed;

g)	Contact the reorganization departments of banks and brokers to solicit information regarding participation of their beneficial holders;

h)	Provide timely reports to COSÌ detailing the progress of the direct solicitation of registered and “street-name” retail holders (if such a campaign is incorporated) and providing any feedback obtained from the reorganization department of banks and brokers.

Fees. In consideration of Phoenix Advisors providing the services listed above, COSÌ shall pay Phoenix Advisors the fees listed below plus all reasonable out-of-pocket expenses. The fees are the following:

a.	$6,500 within ten days following the date COSÌ receives a fully executed copy of this Agreement;

b.	Extension fee of $500 for each extension after the original expiration date, payable after expiration of the rights offering (provided, however, that the parties agree that a period of 10 consecutive days announced for example as two separate extensions shall constitute a single extension for purposes of the extension fee, and an extension of 20 consecutive days which is announced as a single extension shall constitute only one extension for purposes of the extension fee); and

c.	Out of pocket expenses at the completion or termination of the Offer.

The expenses are as follows:

a)	expenses incidental to the information agency, including postage and freight charges incurred in delivering exchange offer materials;

b)	expenses incurred by Phoenix Advisors in working with its agents or other parties involved in the Offer, including charges for bank threshold lists, data processing, telephone directory assistance, facsimile transmissions or other forms of electronic communication;

c)	expenses incurred by Phoenix Advisors at COSÌ’s request or for COSÌ’s convenience, including copying expenses, expenses relating to the printing of additional and/or supplemental material and travel expenses of Phoenix Advisors’ executives;

d)	any other fees and expenses authorized by COSÌ and resulting from extraordinary contingencies which arise during the course of solicitation, including fees and expenses for tombstone advertising (including production and posting), media relations, stock watch and analytical services; and

e)	expense of $4.50 per telephone call for outbound and inbound calls to shareholders for the first 200 calls, and $4.00 per telephone call for each call in excess of 200 calls.

Compliance with Applicable Laws. COSÌ and Phoenix Advisors hereby represent to one another that each shall use its best efforts to comply with all applicable laws relating to the exchanging of shares in the Offer, including, without limitation, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

Indemnification. COSÌ hereby covenants and agrees to indemnify, reimburse and hold Phoenix Advisors and its officers, directors, employees and agents harmless against any loss, liability or reasonable expense (including legal and other fees and expenses) incurred by Phoenix Advisors brought by third parties against Phoenix Advisors which directly related to or arise out of the performance of the Services hereunder, except for such losses, liabilities or expenses incurred as a result of its gross negligence, bad faith or willful misconduct. Phoenix Advisors shall not settle or compromise any claim for which it seeks indemnification hereunder without the prior written consent of COSÌ. COSÌ shall have the right to control the defense of any claim for which Phoenix Advisors seeks indemnification hereunder, and Phoenix Advisors shall cooperate with COSÌ in its defense of any such claim. In addition the prevailing party in any final, non-appealable determination shall be entitled to reasonable attorneys’ fees and court costs in any action between the parties to enforce the provisions of this Agreement, including the indemnification rights contained in this paragraph. The indemnity obligations set forth in this paragraph shall survive the termination of this Agreement.

Governing Law. This Agreement shall be governed by the substantive laws of the State of New York without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto. The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in New York.

Confidentiality. Phoenix Advisors agrees to preserve the confidentiality of (i) all material non-public information provided by COSÌ or its agents for Phoenix Advisors’ use in fulfilling its obligations hereunder and (ii) any information developed by Phoenix Advisors based upon such material non-public information (collectively, “Confidential Information”). COSÌ agrees that all reports, documents and other work product provided to COSÌ by Phoenix Advisors pursuant to the terms of this Agreement are for the exclusive use of COSÌ and may not be disclosed to any other person or entity other than COSÌ’ representatives and advisors without the prior written consent of Phoenix Advisors, which consent shall not be unreasonably withheld. The confidentiality obligations set forth in this paragraph shall survive the termination of this Agreement.

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. This Agreement shall be binding upon all successors to COSÌ (by operation of law or otherwise).

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. Signature by facsimile or other similar electronic transmission will have the same force and effect as an original.

If the above is agreed to by you, please execute and return a signed, dated copy of this Agreement to AST Phoenix Advisors, 6201 15th Avenue, Brooklyn, NY 11219, Attn: Peter Tomaszewski.

Agreed to and accepted as of

the date first set forth above:

Così, Inc.	AST Phoenix Advisors

By:	By:	Peter Tomazewski

Title:	Title:	Vice President